BEAR STATE FINANCIAL, INC.

900 South Shackleford Rd., Suite 401

Little Rock, Arkansas 72211

August 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	Bear State Financial, Inc.
Registration Statement on Form S-3
File No. 333-212622
Request for Acceleration of Effective Date

Dear Ms. Martin:

Bear State Financial, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 10:00 a.m., Eastern Time, on August 30, 2016, or as soon thereafter as practicable, pursuant to Section 8(a) of the Securities Act of 1933, as amended.

In connection with this request, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify David McDaniel at Kutak Rock LLP, at telephone number (501) 975-3138, upon acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ Mark A. McFatridge
Mark A. McFatridge
President and Chief Executive Officer

cc:     McDaniel, C., David, Esq.